Mail Stop 6010

October 31, 2007

Mr. Andrew D. Reddick
President and Chief Executive Officer
Acura Pharmaceuticals, Inc.
616 N. North Court, Suite 120
Palatine, Illinois 60067

> **Re:** **Acura Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 1, 2007**
> **File Number 333-146416**

Dear Mr. Reddick:

We have received your response letter dated October 22, 2007 in relation to our comments on the above referenced registration statement. We have the following additional comments:

1. Please revise your disclosure to indicate which two non-affiliate selling stockholders are persons associated with broker dealers. Please state that the shares purchased by these selling stockholders were purchased in the ordinary course of business and that these selling stockholders have not entered into any agreements to distribute the securities. Alternatively, identify these selling stockholders as underwriters.

2. Please provide us your analysis as to why GCE should not be identified as an underwriter with respect to the 41,666,665 shares of common stock being offering that were purchased for cash by GCE in the recent PIPE transaction. Alternatively, identify GCE as an underwriter.

*   *   *

Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Mr. Andrew D. Reddick
Acura Pharmaceuticals, Inc.
October 31, 2007
Page 3

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: John P. Reilly, Esq.
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